Exhibit to Accompany
Item 77J
Form N-SAR

Green Century Equity Fund
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) "Determination, Disclosure and Financial Statement
Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has reclassified net realized gain of $31,217 to increase undistributed net investment income by $31,217 for the six months ended January 31, 1999.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.